Exhibit 99.1

SciSparc Ltd. and Clearmind Medicine Inc. Collaboration Yields Another Patent Application for their Proprietary Psychedelic Combination to Treat Cocaine Addiction

No dedicated treatment currently available for cocaine addiction

TEL AVIV, Israel, June 02, 2022 (GLOBE NEWSWIRE) -- SciSparc Ltd. (NASDAQ: SPRC), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the "Company" or "SciSparc"), today announced that its recently launched collaboration with Clearmind Medicine Inc. (“Clearmind”) (CSE: CMND), (OTC: CMNDF), (FSE: CWY0), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major undertreated health problems, resulted in the filing of a provisional patent application related to treating cocaine addiction.

The patent application refers to the proprietary combination of SciSparc's CannAmide™ with Clearmind's MEAI, for treating cocaine addiction.

In the United States cocaine addiction peaked in the 1990s, and the current estimates by the National Institute on Drug Abuse claim at least 1.3 million Americans are addicted to cocaine. Annually, these users go to the hospital more than 350,000 times and account for 54% of drug-related incarcerations in federal jails and prisons, according to recent statistics from the U. S. Department of Justice. In addition, cocaine is either suspected or confirmed as the cause for nearly 16,000 overdose deaths each year in the United States. Furthermore, it is at least a contributing factor in many more deaths, usually from violence, associated medical conditions or other health impacts of the user’s lifestyle.

"The continuous successes of our relatively new collaboration with Clearmind strengthen our belief that combining our CannAmide™ with Clearmind's novel psychedelic molecule, MEAI, holds great potential for treating various addictions and dependency conditions,” commented Oz Adler, SciSparc's Chief Executive Officer. “Cocaine abuse in the United States is a serious and growing issue that affects all ages. Despitethe highly addictive nature of cocaine, a dedicated treatment for this addiction does not currently exist,which makes the potential for our treatment even more exciting. In light of the encouraging results generated from this collaboration and following our first patent application for binge behavior announced in May, we intend to continue to strengthen and expand our collaboration with Clearmind."

About SciSparc (NASDAQ:SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome and for the treatment of Alzheimer's disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

About Clearmind (CSE: CMND), (OTC: CMNDF), (FSE: CWY0)

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements. Clearmind’s intellectual portfolio currently consists of four patent families. Clearmind intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential benefits of CannAmide™ combined with MEAI for treating cocaine abuse and the intention of SciSparc to expand its collaboration with Clearmind. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F filed with the SEC on April [28], 2022, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055